UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934*

Alon USA Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

020520102
(CUSIP Number)

Amber Ervin
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027
(615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

TABLE OF CONTENTS

Introductory Note
Item 2.	Identity and Background.
Item 4.	Purpose of Transaction.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7.	Material to be Filed as Exhibits
Signature

CUSIP NO. 020520102	13D

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Delek US Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,691,292
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,691,292
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,691,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1% based on 71,597,757 shares outstanding as of October 24, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 020520102	13D

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Delek Holdco, Inc.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) O
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Delek Holdco, Inc. is a wholly-owned subsidiary of Delek US Holdings, Inc., incorporated on December 29, 2016 specifically for the purpose of entering into the Merger Agreement (as defined below) for Delek US Holdings, Inc.’s proposed acquisition by merger of Alon USA Energy, Inc., and serving as the successor corporation to Delek US Holdings, Inc. upon completion of such proposed acquisition by merger, as described further in Item 4 below. Accordingly, Delek Holdco, Inc. does not beneficially own any shares of common stock of Alon USA Energy, Inc. as of the date hereof, but is acting in concert with Delek US Holdings, Inc. in connection with its proposed acquisition by merger of Alon USA Energy, Inc. pursuant to the Merger Agreement.

Introductory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is filed by Delek US Holdings, Inc. (“Delek”), a Delaware corporation, and its wholly-owned subsidiary, Delek Holdco, Inc., a Delaware corporation (“Delek Holdco”), to amend the Schedule 13D related to the common stock, par value $0.01 per share, of Alon USA Energy, Inc. (“Alon USA”) previously filed by Delek with the United States Securities and Exchange Commission on May 26, 2015 (the “Initial 13D”) as amended on December 23, 2015 (“Amendment No. 1”), February 3, 2016 (“Amendment No. 2”) and October 14, 2016 ("Amendment No. 3") (the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 may be collectively referred to herein as the “Delek 13D”). Each capitalized term used and not otherwise defined in this Amendment No. 4 shall have the meaning otherwise assigned to such term in the Delek 13D. Except as otherwise provided in this Amendment No. 4, each Item of the Initial 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains unchanged.

Item 2.    Identity and Background.

Item 2 is hereby supplemented to add the following:

Delek Holdco, Inc., a Delaware corporation and wholly-owned subsidiary of Delek, is being added as a Reporting Person hereunder. Delek Holdco was incorporated on December 29, 2016 specifically for the purpose of entering into the Merger Agreement (as defined below) for Delek’s proposed acquisition by merger of Alon USA, as described further in Item 4 below. Delek Holdco has conducted no business to date other than in connection with entering into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, upon completion of the proposed acquisition by merger of Alon USA, Delek Holdco will be the successor corporation to Delek under the Securities Exchange Act of 1934, as amended and Delek will continue to survive as a wholly-owned subsidiary of Delek Holdco. Delek Holdco does not beneficially own any shares of common stock of Alon USA as of the date hereof, but is acting in concert with Delek in connection with its proposed acquisition by merger of Alon USA pursuant to the Merger Agreement. Accordingly, Delek and Delek Holdco are filing this Amendment No. 4 jointly as Reporting Persons, and the joint filing statement between the Reporting Persons is attached hereto as Exhibit 1.01 and incorporated herein by reference.

Delek Holdco’s principal offices are located at 7102 Commerce Way, Brentwood, Tennessee 37027. The name of each director and executive officer of Delek and Delek Holdco and his business address and present principal employment or occupation and the name and principal business of any corporation or other organization in which such employment or occupation is carried on is set forth in Appendix I hereto.

With respect to Delek, Appendix I updates Appendix I to the Initial 13D.

During the last five years, none of Delek or Delek Holdco, or to the best of Delek’s or Delek Holdco’s knowledge, any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of Delek and Delek Holdco is a citizen of the United States, except Avigal Soreq is a citizen of Israel and Germany and Shlomo Zohar is a citizen of Israel.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to add the following:

On January 2, 2017, Delek, Delek Holdco, Dione Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of Delek Holdco ("Parent Merger Sub"), Astro Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of Delek Holdco ("Alon Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Alon USA. Upon the terms and subject to the conditions set forth in the Merger Agreement, Parent Merger Sub will merge with and into Delek (the “Parent Merger”), and the separate corporate existence of Parent Merger Sub will cease and Delek will continue its existence as a corporation under Delaware law as the surviving entity in the Parent Merger. In addition, each share of common stock of Delek (“Delek Common Stock”), issued and outstanding immediately prior to the Parent Merger (other than Delek Common Stock held in the treasury of Delek, all of which shall be canceled without any consideration being exchanged therefor) shall be converted into the right to receive one validly issued, fully paid and non‑assessable share of common stock of Delek Holdco. Immediately following the Parent Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, Alon Merger Sub will merge with and into Alon USA (the “Alon Merger”), and the separate corporate existence of Alon Merger Sub will cease and Alon USA will continue its existence as a corporation under Delaware law as the surviving entity in the Alon Merger. At the effective time of the Alon Merger, each share of Alon USA common stock issued and outstanding (excluding shares of common stock owned by Delek or any of its subsidiaries) will be converted into the right to receive 0.504 of a share of common stock of Delek Holdco and cash in lieu of any fractional shares. The purpose of the foregoing transactions is for Delek to acquire all of the outstanding Alon USA common stock it does not already own. If the transactions contemplated by the Merger Agreement are consummated, the Alon USA common stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended, and Alon USA will be a wholly owned subsidiary of Delek Holdco.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 1.02 hereto and incorporated by reference in its entirety into this Item 4.

In addition, on January 2, 2017, Delek and Alon USA entered into a Voting, Irrevocable Proxy and Support Agreement (the “Voting Agreement”), pursuant to which Delek agreed, in its capacity as stockholder of Alon USA, to vote its shares of Alon USA common stock in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the mergers contemplated thereby at the Alon USA stockholders’ meeting convened therefor, in each case as further described in the Voting Agreement. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of which is filed as Exhibit 1.03 hereto and incorporated by reference in its entirety into this Item 4.The statements made in this Amendment No. 4 are not an offer nor a solicitation of an offer to purchase, sell or exchange securities or a solicitation of a proxy from any stockholder. Subject to future developments, additional documents regarding the transactions contemplated by the Merger Agreement may be filed with the SEC, which investors should read carefully if and when they become available because they contain important information about Delek, Alon USA and the transactions contemplated by the Merger Agreement. Investors and stockholders may obtain a free copy of the documents filed with the SEC containing information about Delek, Alon USA and the transactions contemplated by the Merger Agreement when they are available, from the SEC’s website at www.sec.gov. Delek, its directors and certain of its executive officers may be deemed to be participants in a solicitation of proxies for the proposed transaction. Information about the directors and executive officers of Delek is set forth in its proxy statement for the 2016 annual meeting of stockholders and subsequent reports on Form 8-K, as filed with the SEC, and will be included in the relevant documents regarding the proposed transaction that may be filed with the SEC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses to Item 4 of this Amendment No. 4 is incorporated herein by reference. The Merger Agreement and the Voting Agreement are filed herewith as Exhibits 1.02 and 1.03, respectively.

Item 7. Material to be Filed as Exhibits

1.01*	Joint Filing Statement, by and between the Reporting Persons, dated January 2, 2017.

1.02
Agreement and Plan of Merger, dated as of January 2, 2017, among Delek US Holdings, Inc., Delek Holdco, Inc., Dione Mergeco, Inc., Astro Mergeco, Inc. and Alon USA Energy, Inc. (incorporated by reference to Exhibit 2.1 to Delek's Form 8-K filed on January 3, 2017).

1.03
Voting, Irrevocable Proxy and Support Agreement, dated as of January 2, 2017, by and between Delek US Holdings, Inc. and Alon USA Energy, Inc. (incorporated by reference to Exhibit 10.1 to Delek's Form 8-K filed on January 3, 2017).

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELEK US HOLDINGS, INC.
By: /s/ Assaf Ginzburg	Date: January 3, 2017
Assaf Ginzburg
EVP/Chief Financial Officer

DELEK HOLDCO, INC.
By: /s/ Assaf Ginzburg	Date: January 3, 2017
Assaf Ginzburg
EVP/Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Appendix I
DELEK US HOLDINGS, INC.

Executive Officers

Name	Title	Address
Ezra Uzi Yemin	President / Chief Executive Officer / Chairman of the Board	7102 Commerce Way Brentwood, Tennessee 37027
Assaf Ginzburg	Executive Vice President / Chief Financial Officer	7102 Commerce Way Brentwood, Tennessee 37027
Frederec Green	Chief Operations Officer / Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Mark Cox	Chief Administrative Officer / Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Mark D. Smith	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Daniel L. Gordon	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Donald N. Holmes	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Anthony L. Miller	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Avigal Soreq	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Ernest Cagle	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027

Directors

Name	Address	Principal Occupation/Employer
Ezra Uzi Yemin	7102 Commerce Way Brentwood, Tennessee 37027	President / Chief Executive Officer / Chairman of the Board - Delek US Holdings, Inc.
William J. Finnerty	7102 Commerce Way Brentwood, Tennessee 37027	Businessperson
Carlos E. Jordá	7102 Commerce Way Brentwood, Tennessee 37027	Advisor on potential refining and marketing projects for Gaffney Cline and Associates
Charles H. Leonard	7102 Commerce Way Brentwood, Tennessee 37027	Businessperson
Gary M. Sullivan, Jr.	7102 Commerce Way Brentwood, Tennessee 37027	Certified public accountant and adjunct faculty member at Virginia Commonwealth University's School of Business
Shlomo Zohar	7102 Commerce Way Brentwood, Tennessee 37027	Independent consultant in the financial services sector

DELEK HOLDCO, INC.

Executive Officers

Name	Title	Address
Ezra Uzi Yemin	President / Chief Executive Officer / Chairman of the Board	7102 Commerce Way Brentwood, Tennessee 37027
Assaf Ginzburg	Executive Vice President / Chief Financial Officer	7102 Commerce Way Brentwood, Tennessee 37027
Frederec Green	Chief Operations Officer / Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Mark Cox	Chief Administrative Officer / Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Mark D. Smith	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Daniel L. Gordon	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Anthony L. Miller	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Avigal Soreq	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Ernest Cagle	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027

Directors

Name	Address	Principal Occupation/Employer
Ezra Uzi Yemin	7102 Commerce Way Brentwood, Tennessee 37027	President / Chief Executive Officer / Chairman of the Board - Delek US Holdings, Inc.
Assaf Ginzburg	7102 Commerce Way Brentwood, Tennessee 37027	Executive Vice President / Chief Financial Officer - Delek US Holdings, Inc.

EXHIBIT 1.01
Joint Filing Statement
We, the undersigned, hereby express our agreement that the attached amendment to Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.
Dated: January 3, 2017

DELEK US HOLDINGS, INC.

By:	/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: EVP/Chief Financial Officer

DELEK HOLDCO, INC.

By:	/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: EVP/Chief Financial Officer